VERTEX PHARMACEUTICALS INCORPORATED
50 NORTHERN AVENUE • BOSTON, MA 02210-1862
TEL. 617-341-6100 • http://www.vrtx.com

October 17, 2016
Delivered via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 4720
Washington, DC 20549

Attn:    Sharon M. Blume, Accounting Branch Chief,
Office of Healthcare and Insurance

Re:    Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 16, 2016
File No. 000-19319

Ladies and Gentlemen:

The purpose of this letter is to confirm receipt of comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the Staff’s letter to Jeffrey M. Leiden, dated September 30, 2016 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015.

Based on the Company’s conversation with Ms. Bonnie Baynes, Staff Accountant for the Commission, with your permission the Company hereby agrees to submit its response to the Comment Letter no later than October 19, 2016. The Company plans to use this extra time to more thoroughly address the Staff’s comments.

Please contact me at (617) 961-7018 if you have any questions or concerns with respect to this matter.

Very truly yours,

/s/ Michael J. LaCascia

Michael J. LaCascia
Senior Vice President and General Counsel